

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2013

<u>Via E-mail</u>
Donald W. Pearson
Chief Financial Officer
AMCOL International Corporation
2870 Forbs Avenue
Hoffman Estates, IL 60192

      Re: AMCOL International Corporation
               Item 4.02 Form 8-K Filed January 25, 2013
               Item 4.02 Form 8-K/A Filed February 1, 2013
               File No. 001-14447

Dear Mr. Pearson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Suying Li

               Suying Li
               Staff Accountant